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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Argan, Inc.

(Name of Issuer)

Common Stock, $0.15 Per Share Par Value

(Title of Class of Securities)

746375107

(Cusip Number)

Jeffrey A. Bahnsen, Esq.
Greenberg Traurig, P.A.
450 South Orange Avenue, Suite 650
Orlando, FL 32801
(407) 418-2351

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746375107			Page 2 of 8

1.	Name of Reporting Person: Kevin Thomas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 825,000

		8.	Shared Voting Power: 825,000

		9.	Sole Dispositive Power: 825,000

		10.	Shared Dispositive Power: 825,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 825,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.4%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Company

The title of the class of equity securities to which this statement relates is the common stock, par value $0.15 per share (the “Common Stock”), of Argan, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is One Church Street, Suite 302, Rockville, MD 20850.

Item 2. Identity and Background

(a) Name: Kevin Thomas (“Thomas”)

(b) Residence: 6620 Daniels Road, Naples, Florida 34109

(c) Principal Occupation: Employed as the CEO of Vitarich Laboratories, Inc., a wholly-owned subsidiary of the Company located at 4365 Arnold Avenue, Naples, Florida 34104

(d) Thomas has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Thomas has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Thomas was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Florida

Item 3. Source and Amount of Funds or Other Consideration

On August 31, 2004, the Company, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 31, 2004, with Thomas, Vitarich Laboratories, Inc., a Florida corporation (“Vitarich-Florida”), and AGAX/VLI Acquisition Corporation, a Delaware corporation (“VLI”) and wholly-owned subsidiary of the Company, acquired Vitarich-Florida by way of a merger (the “Merger”) of Vitarich-Florida with and into VLI, with VLI as the surviving company of the Merger. Upon consummation of the Merger, VLI changed its name to Vitarich Laboratories, Inc., which is referred to hereafter as “Vitarich.” Vitarich-Florida (now Vitarich) is in the business of formulating, packaging and distributing whole food dietary, herbal and nutritional supplements and related products, which are marketed globally to retail, wholesale and private label customers, including network marketing companies, health food stores, mass merchandisers, drug stores, food stores, and Internet and mail-order companies.

In connection with the Merger, the Company and Thomas entered into a certain Registration Rights Agreement (the “Registration Rights Agreement”), dated as of August 31, 2004; Vitarich and Thomas entered into a certain Employment Agreement (the “Employment Agreement”), dated as of August 31, 2004; and Vitarich and Vitarich Farms, Inc (“Farms”), a Florida corporation, entered into a certain Supply Agreement (the “Supply Agreement”), dated as of August 31, 2004.

Pursuant to the Merger Agreement, each outstanding share of Vitarich-Florida’s common stock (“Stock”) was exchanged for the Merger Consideration (as described below) and, upon receipt of the Merger Consideration, such shares of Vitarich-Florida common stock were cancelled. Thomas owned all of the outstanding shares of Vitarich-Florida common stock before the Merger. Following the Merger, the officers of Vitarich are as follows: Rainer Bosselmann, Chairman of the Board; Kevin J. Thomas, Senior Operating Executive; Gerry David, President; Craig Woldinger, Executive Vice President; Haywood Miller, Vice President and Secretary; Arthur Trudel, Vice President, Treasurer and Chief Financial Officer; and Steve Ashkinos, Vice President—Finance.

Under the Merger Agreement, the total merger consideration to be paid by the Company to Thomas (the “Merger Consideration”) is an amount equal to the sum of the Initial Consideration and the Additional Consideration (each as described below), determined and paid in accordance with the terms of the Merger Agreement, and each share of Stock is entitled to receive a sum equal to the Merger Consideration divided by the total number of shares of the Stock.

The Merger Agreement provides that the Initial Consideration (the “Initial Consideration”) shall be an amount equal to $12,443,750, paid at closing: (1) $6,050,000 in cash (the “Initial Cash Consideration”); and (2) through the issuance of 825,000 shares of the Company common stock (the “Initial Stock Consideration”), subject to adjustment as provided in the Merger Agreement. Pursuant to the Merger Agreement, notwithstanding the fact that the closing price of the Company’s common stock on August 30, 2004 was $6.00 per share, for purposes of calculating the consideration due under the Merger Agreement, the value of each share of the Company common stock was deemed to be $7.75, subject to adjustment as set forth in the Merger Agreement.

The Merger Agreement further provides that, in the event the net worth of Vitarich-Florida as of the closing date of the Merger is less than $1,200,000, then such deficiency will reduce, dollar for dollar, the Initial Consideration paid to Thomas, which reduction, if any, shall be allocated proportionately to the Initial Cash Consideration and the Initial Stock Consideration. Upon the determination of the adjustment to the Initial Consideration, the amount by which the Initial Consideration has been reduced, if any, shall be repaid by Thomas to the Company in proportionate amounts of cash and the Company common stock (with the value of the Company common stock deemed to be $7.75).

The Merger Agreement provides that, in addition to the Initial Consideration, Thomas shall have the right to receive additional consideration (the “Additional Consideration”) equal to: (1) 5.5 times the Adjusted EBITDA of Vitarich for the 12 months ended February 28, 2005: (2) less the Initial Consideration (provided, however, that in no event shall the Additional Consideration be less than zero or require repayment by Thomas to the Company of any portion of the Initial Consideration), such amount to be paid 50% in cash (the “Additional Cash Consideration”) and 50% through issuance of the Company common stock (the “Additional Stock Consideration”). For purposes of determining the number of shares of the Company common stock to be issued to Thomas as Additional Stock Consideration, the value of each share of the Company common stock shall be deemed to be $7.75.

The Merger Agreement also provides that, if between the closing date and the Additional Consideration payment date (which is expected to be on or before June 1, 2005), the

Company raises additional capital by issuance of the Company stock pursuant to a public or private offering for a price less than $7.75 per share (the “Additional Capital Subscription Price”), then the number of shares of the Company common stock issued to Thomas as the Initial Stock Consideration pursuant to the Merger Agreement shall be adjusted to the number of shares of the Company common stock that would have been issued at the closing of the Merger had the value of each share of the Company common stock been the Additional Capital Subscription Price, and the Company shall issue to Thomas on the Additional Consideration payment date the number of additional shares of the Company common stock that would have been issued as a part of the Initial Stock Consideration at closing had the value of the Company common stock been the Additional Capital Subscription Price. In addition to the foregoing, pursuant to the Merger Agreement, the Company also paid Thomas $507,514 at closing, such amount in full satisfaction of all loans made by Thomas to Vitarich-Florida prior to the closing. The Company also agreed to grant options to purchase 25,000 shares of the Company common stock to certain employees of Vitarich-Florida (now Vitarich) in the future.

Pursuant to the Registration Rights Agreement, the Company agreed to use its best efforts to prepare and file a registration statement with the Commission under the Securities Act of 1933 to effect the registration of the Initial Stock Consideration within 120 days after the closing of the Merger which was August 31, 2004.

Pursuant to the Employment Agreement, Vitarich agreed to employ Thomas as its Senior Operating Executive for an initial term of three years. The agreement provides for successive automatic one year renewal terms after the initial term, unless either party provides three months prior written notice of its election not to renew. The agreement provides for Thomas to receive during the employment period an annual base salary of $150,000, subject to increase in the discretion of the board of Vitarich, and an annual bonus (commencing with the fiscal year of Vitarich ended January 31, 2006) of up to $250,000 based upon the Pre-Tax Earnings of Vitarich (as defined and described in the agreement). The agreement also provides that Thomas may receive such additional bonuses as the board of directors of Vitarich may determine in its discretion. The agreement also provides for Thomas to receive severance in the event that Thomas is terminated by the Company without “cause” (as defined in the agreement) or in the event that Thomas quits with “good reason.”

Pursuant to the Supply Agreement, Farms, which harvests and processes powdered vegetable grains, agreed to supply to Vitarich, and Vitarich agreed to purchase from Farms, the products produced by Farms as and to the extent required by Vitarich in the conduct of its business. The term of the agreement is one year. The price of products to be purchased under the agreement shall be as agreed upon by the parties, but shall not exceed the market price for the products at the time of purchase, subject to a 10% quality control premium, as applicable, on account of products being grown and processed in accordance with the specifications set forth in the agreement. Thomas owns approximately 60% of Farms and also serves as its President.

Copies of the Merger Agreement, the Registration Rights Agreement and the Employment Agreement are attached hereto as Exhibits 2.1, 10.1, 10.2 and 10.3. The foregoing descriptions of the Merger Agreement, the Registration Rights Agreement and the Employment Agreement are qualified in their entirety by reference to the complete copies of the agreements attached hereto as exhibits.

Item 4. Purpose of Transaction

See Item 3 above regarding the purpose for Thomas’ acquisition of the securities of the Company. Except as set forth above, Thomas has not formulated any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors of management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

(h) Causing a class of the securities of the Company to be delisted from a national securities exchange or cease to be authorized to be traded in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j) Any action similar to any of those listed above.

Item 5. Interest in Securities of the Company

(a) Aggregate number and percentage of Common Stock beneficially owned by Thomas: See Items 11 and 13 on the applicable cover page.

(b) Shared versus sole voting and dispositive power with respect to Thomas: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Except as set forth above, Thomas has not effected any transactions in the securities of the Company during the past 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by Thomas.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Except as set forth in Items 3 and 4 of this Schedule 13D, Thomas does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of August 31, 2004, by and between Thomas, Vitarich-Florida, the Company and VLI (incorporated by reference herein to Exhibit 2.1 to Argan Inc’s. Current Report on Form 8-K/A filed with the Commission on September 17, 2004).

Exhibit 2	Registration Rights Agreement, dated as of August 31, 2004, by and between Thomas and the Company (incorporated by reference herein to Exhibit 10.1 to Argan Inc’s. Current Report on Form 8-K filed with the Commission on September 7, 2004).

Exhibit 3	Employment Agreement, dated as of August 31, 2004, by and between Thomas and Vitarich (incorporated by reference herein to Exhibit 10.2 to Argan Inc’s. Current Report on Form 8-K filed with the Commission on September 7, 2004).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

/s/ Kevin Thomas

Kevin Thomas

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated as of August 31, 2004, by and between Thomas, Vitarich-Florida, the Company and VLI (incorporated by reference herein to Exhibit 2.1 to Argan Inc’s. Current Report on Form 8-K/A filed with the Commission on September 17, 2004).

Exhibit 2	Registration Rights Agreement, dated as of August 31, 2004, by and between Thomas and the Company (incorporated by reference herein to Exhibit 10.1 to Argan Inc’s. Current Report on Form 8-K filed with the Commission on September 7, 2004).

Exhibit 3	Employment Agreement, dated as of August 31, 2004, by and between Thomas and Vitarich (incorporated by reference herein to Exhibit 10.2 to Argan Inc’s. Current Report on Form 8-K filed with the Commission on September 7, 2004).